Skadden, Arps, Slate, Meagher & Flom llp Four Times Square New York 10036-6522 (212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEWARK PALO ALTO RESTON SAN FRANCISCO WASHINGTON, D.C. WHITE PLAINS WILMINGTON

January 26, 2007	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW PARIS SINGAPORE SYDNEY
Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Global Deal Fund (the “Fund”) (File Nos. 333-138141 and 811-21969)
Dear Ms. Hatch:
     In response to your request for clarification of the Fund’s disclosure in Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2, filed on December 27, 2006 (“Amendment No. 3”), relating to Comment 14 in your letter dated November 20, 2006 (the “Comment Letter”), we have made the changes described below in Pre-Effective Amendment No. 4 to the Fund’s Registration Statement filed today on EDGAR (“Amendment No. 4”). We are also enclosing herewith a version of Amendment No. 4 that has been marked to show the changes made to the Registration Statement since its filing on December 27, 2006.
     Comment 14 of the Comment Letter states, “[i]f appropriate, please add the risk (as disclosed in the prospectus of the Gabelli ABC Fund) that “many companies in the past several years have adopted so-called “poison pill” and other defensive measures. Such measures may limit the amount of securities in any one issuer that the Fund may buy. This may limit tender offers, or other non-negotiated offers for a company, and/or prevent competing offers.” In response to Comment 14, we added such disclosure in the Statement of Additional Information (the “SAI”) in Amendment No. 3 and not in the Prospectus because the Fund intends to invest primarily in publicly announced transactions that have been approved by the target company. Poison pills and other defensive measures are often either removed or waived by a target company in such a transaction in order to permit completion of such transaction. Accordingly, the Fund and its investment adviser believe that poison pills and similar defensive measures are unlikely to be a significant impediment to the Fund’s investment program. In addition, there are numerous other participants in the merger arbitrage market, which reduces the likelihood that the Fund would be able to acquire a position large enough to activate a poison pill without reducing the arbitrage profit to a potentially unacceptably low level. For these reasons, the use of poison pills or other defensive measures by a target company is not a primary risk of investing in the Fund, as it was in the ABC Fund, except to the extent disclosed on page 15 in the SAI.
     In order to clarify its investment practice with respect to publicly announced and agreed upon transactions, the Fund has amended its disclosure regarding its investment practices on page [ ] of the Prospectus in Amendment No. 4 as follows, “Although investors can utilize merger arbitrage techniques with respect to companies the investor believes may soon become subject to a merger proposal or negotiated transaction, the Fund intends to invest primarily in publicly announced transactions that have been approved by the target company.”

We believe that the above responses adequately respond to the concerns raised in your comment letter. Should you have additional comments, please feel free to contact me at 212-735-2790.

Sincerely yours,

/s/ Richard T. Prins
Richard T. Prins

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